UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

SeaChange International, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

811699107

(CUSIP Number)

KAREN SINGER

212 Vaccaro Drive

Cresskill, New Jersey 07626

(212) 845-7977

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 8, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 811699107

1	NAME OF REPORTING PERSON

KAREN SINGER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,067,616
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,067,616
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,067,616
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.6%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 811699107

1	NAME OF REPORTING PERSON

TAR HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW JERSEY
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,067,616[1]
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,067,616[2]
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,067,616
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.6%
14	TYPE OF REPORTING PERSON

OO

1 Ms. Singer has sole voting power with respect to all the shares held by TAR Holdings LLC.

2 Ms. Singer has sole dispositive power with respect to all shares held by TAR Holdings LLC.

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CUSIP No. 811699107

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On August 8, 2019, the Issuer entered into an amendment (the “NOL Plan Amendment”) to the Tax Benefits Preservation Plan, dated as of March 4, 2019, by and between the Issuer and Computershare Inc., as Rights Agent. Pursuant to the amendment, the Reporting Persons and their respective affiliates and associates (including CCUR Holdings, Inc. and its affiliates and associates) will not be deemed an “Acquiring Person” unless the aggregate beneficial ownership of Issuer securities by such persons exceeds 25.0%. The foregoing description of the NOL Plan Amendment is qualified in its entirety by reference to the complete text of the NOL Plan Amendment, which is attached as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 8, 2019, and is incorporated herein by reference.

Concurrent with the execution of the NOL Plan Amendment, the Issuer entered into an amendment (the “Cooperation Agreement Amendment”) to the Cooperation Agreement, dated as of February 28, 2019, by and among the Issuer and the Reporting Persons. The Cooperation Agreement Amendment makes a corresponding amendment to that in the NOL Plan Amendment, such that the Reporting Persons and their respective affiliates and associates (including CCUR Holdings, Inc. and its affiliates and associates) may beneficially own up to 25.0% of the Issuer’s securities. The foregoing description of the Cooperation Agreement Amendment is qualified in its entirety by reference to the complete text of the Cooperation Agreement Amendment, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On August 8, 2019, the Reporting Persons and the Issuer entered into the Cooperation Agreement Amendment, as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Cooperation Agreement Amendment, dated August 8, 2019.
99.2	NOL Plan Amendment, dated August 8, 2019 (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 8, 2019).
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CUSIP No. 811699107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2019

TAR Holdings LLC

By:	/s/ Karen Singer
	Name:	Karen Singer
	Title:	Managing Member

/s/ Karen Singer
Karen Singer

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